Columbia Funds Series Trust I

225 Franklin Street

Boston MA, 02110

Writer’s Direct Contact

(617) 385-9536

February 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE: Columbia Funds Series Trust I (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Active Portfolios – Select Large Cap Growth Fund, Active Portfolios Multi-Manager Core Plus Bond Fund, Active Portfolios Multi-Manager Small Cap Equity Fund and Active Portfolios Multi-Manager Alternative Strategies Fund

Post-Effective Amendment No. 141

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 141 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(b)(1)(iii) under the Security Act of 1933. The Amendment is being filed for the purpose of designating March 14, 2012 as the new effective date for the previously filed Post-Effective Amendment No. 136 under Rule 485(a) under the Securities Act of 1933.

No fees are required in connection with this Post-Effective Amendment’s filing.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I